UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

WITS BASIN PRECIOUS MINERALS INC.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

977427 10 3
(CUSIP Number)

Andrew Joseph Green
5101 Creek Road
Cincinnati, OH 45242
513-794-9700, ext. 104
(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

March 30, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 977427 10 3	SCHEDULE 13D	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Joseph Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7.	SOLE VOTING POWER 6,550,000 shares
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 6,550,000 shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,550,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.1%

14.	TYPE OF REPORTING PERSON IN

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ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Wits Basin Precious Minerals, Inc., a Minnesota corporation (“Wits” or the “Issuer”). The address of the Issuer=s principal executive offices is 80 South 8th Street, Suite 900, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Andrew Joseph Green. The principal business address for Mr. Green is 5101 Creek Road, Cincinnati, OH 45242. Mr. Green is a private investor.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Green is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Wits subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Person has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
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(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b) The Reporting Person beneficially owns 6,550,000 Shares.

According to information provided on the Issuer’s website, the number of shares outstanding as of June 19, 2007 was 107,064,174 shares. Accordingly, based upon this information the Reporting Person is the beneficial owner of 6.1% of the outstanding shares.

c.  TRANSACTIONS WITHIN THE LAST 60 DAYS

On March 30, 2007, the Reporting Person exercised a right to purchase 3,000,000 shares at an exercise price of $.20 per share and delivered those shares pursuant to an exercised private call option previously granted to an unaffiliated party at $.50 per share.

d.  The Reporting Person and the Issuer have executed a standby joint venture financing agreement (the “Agreement”). The Agreement contemplates the Reporting Person’s future participation in joint venture or financing arrangements for the purposes of financing mineral exploration projects (“Projects”). The Agreement sets forth basic terms of any such future joint venture or financing arrangements, including terms relating to the payment of proceeds from Projects for which a joint venture or financing arrangement has been entered, but may be subject to written agreements relating to specific Projects.
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e. Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  EXHIBITS.

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007	/s/ Andrew J. Green
Andrew J. Green

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